Exhibit 10.54

Wells Fargo
East Bay RCBO
One Kaiser Plaza, Suite 850
Oakland, CA  94612

June 1, 2004

Avigen, Inc.
1301 Harbor Bay Pkwy.
Alameda, CA  94502

Gentlemen:

     This letter amendment (this “Amendment”) is to confirm the changes agreed upon between WELLS FARGO BANK, NATIONAL ASSOCIATION (“Bank”) and Avigen, Inc. (“Borrower”) to the terms and conditions of that certain letter agreement between Bank and Borrower dated as of November 2, 2000, as amended from time to time (the “Agreement”).  For valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bank and Borrower hereby agree that the Agreement shall be amended as follows to reflect said changes.

     1. The Agreement is hereby amended by deleting “June 1, 2005” as the last day on which Bank will make advances under the Line of Credit, and by substituting for said date “June 1, 2007,” with such change to be effective upon the execution and delivery to Bank of a promissory note dated as of June 1, 2004 (which promissory note shall replace and be deemed the Line of Credit Note defined in and made pursuant to the Agreement) and all other contracts, instruments and documents required by Bank to evidence such change.

                         2. Paragraph II. 3. and II. 4. are hereby deleted in their entirety, and the following substituted therefore:

          “3. Unused Commitment Fee.  Borrower shall pay to Bank a fee equal to one-eighth percent (.125%) per annum (computed on the basis of a 360-day year, actual days elapsed) on the average daily unused amount of the Line of Credit, which fee shall be calculated on a monthly basis by Bank and shall be due and payable by borrower in arrears on the last day of each month.

          4. Letter of Credit Fees.  Borrower shall pay to Bank (a) fees upon the issuance of each Letter of Credit equal to three-eighths percent (.375%) per annum (computed on the basis of a 360-day year, actual days elapsed) of the face amount thereof, and (b) fees upon the payment or negotiation by Bank of each draft under any Letter of Credit and fees upon the occurrence of any other activity with respect to any Letter of Credit (including without limitation, the transfer, amendment or

Avigen, Inc.
June 1, 2004

cancellation of any Letter of Credit) determined in accordance with Bank’s standard fees and charges then in effect for such activity.”

                         3. Except as specifically provided herein, all terms and conditions of the Agreement remain in full force and effect, without waiver or modification.  All terms defined in the Agreement shall have the same meaning when used herein. This Amendment and the Agreement shall be read together, as one document.

                         4. Borrower hereby remakes all representations and warranties contained in the Agreement and reaffirms all covenants set forth therein. Borrower further certifies that as of the date of Borrower’s acknowledgement set forth below there exists no default or defined event of default under the Agreement of any promissory not or other contract, instrument or document executed in connection therewith, nor any condition, act or event which with the giving of notice or the passage of time or both would constitute such a default or defined event of default.

     Your acknowledgment of this Amendment shall constitute acceptance of the foregoing terms and conditions.

                              Sincerely,
                              WELLS FARGO BANK,
                              NATIONAL ASSOCIATION

By:	/s/ GREG HARRIS

Greg Harris Relationship Manager

Acknowledged and accepted as of      6/21/04:

Avigen, Inc.

By:	/s/ ANDREW A. SAUTER

Andrew A. Sauter Controller

By:	/s/ THOMAS J. PAULSON

Thomas J. Paulson Vice President - Finance